NEWS RELEASE

Richmont Mines Inc., 161 Avenue Principale, Rouyn-Noranda, QC J9X 4P6 Canada
Patricia Mining Corp., 8 King Street East, Suite 1300, Toronto, ON M5C 1B5 Canada

ACQUISITION OF PATRICIA MINING CORP.
BY RICHMONT MINES INC. RECEIVES SECURITYHOLDER APPROVAL

ROUYN-NORANDA, QC and TORONTO, ON, Canada, December 11, 2008 – Richmont Mines Inc. ("Richmont") (TSX - NYSE-A: RIC) and Patricia Mining Corp. ("Patricia Mining") (TSX-V: PAT) today announced that the acquisition of Patricia Mining by Richmont by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) has been approved by more than 96% of the votes cast by Patricia Mining’s securityholders at the special meeting of Patricia Mining’s securityholders. Subject to the satisfaction or waiver of all other conditions to closing, including the approval of the Ontario Superior Court of Justice (Commercial List), Patricia Mining and Richmont expect the Arrangement to be effective on or about December 16, 2008.

As a result of the Arrangement, Richmont will become the holder of a 100% interest in the Island Gold Mine, which is currently the subject of a joint venture between Richmont and Patricia Mining. Upon the Arrangement becoming effective, in addition to the cash consideration they are entitled to receive under the terms of the Arrangement, Patricia Mining shareholders will receive Richmont shares and will hold approximately 9% of the outstanding shares of Richmont.

Martin Rivard	Chris Chadder
President and Chief Executive Officer	President and Chief Executive Officer
Richmont Mines Inc.	Patricia Mining Corp

About Richmont Mines Inc.
Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont’s strategy is to cost-effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

About Patricia Mining Corp.
Patricia Mining is a Canadian gold exploration and development company. Patricia Mining’s main asset is its joint venture interest in the Island Gold Mine located approximately 50 km northeast of Wawa, Ontario. More information on Patricia Mining can be found at its website www.patriciamining.com.

Legal Counsel
Richmont is represented by Davies Ward Phillips & Vineberg LLP in Toronto, and Patricia Mining is represented by Cassels Brock & Blackwell LLP in Toronto.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "project", "expect", "may" and similar expressions, as well as "will" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont's and Patricia Mining’s Annual Information Form, Annual Reports and periodic reports.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Richmont Mines Inc.	Patricia Mining Corp.
James Culligan	Christopher R. Chadder, C.A
Investor Relations, Kei Advisors LLC	President and CEO
Phone: 716 843-3874	Phone: 416 214-4900
E-mail: jculligan@keiadvisors.com	E-mail: info@patriciamining.com

Ticker symbol: RIC	Ticker symbol: PAT
Listings: TSX – NYSE Alternext US	Listing: TSX Venture
Web Site: www.richmont-mines.com	Web Site: www.patriciamining.com